SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

560690307
(CUSIP Number)

Barry Honig
555 South Federal Highway #450,
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Barry Honig
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

1,457,887 (1) (2)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	201,546 (3) (4)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	1,457,887 (1) (2)
10	SHARED DISPOSITIVE POWER

201,546 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,433 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2% (based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

IN

(1)
Represents 1,457,887 shares of the Issuer’s common stock, of which (i) 149,998 shares represent the portion that is vested or exercisable within 60 days of a restricted stock award (the “2015 Award”) of 400,000 shares of common stock under the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”), which vest at a rate of 1/24 per month or upon a Qualified Transaction, as defined in the 2015 Award; (ii) 525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% of such shares vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of a Qualified Acquisition, as defined in the 2016 Award; and (iii) 525,000 shares underlying 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award,” and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, and of which 50% of such options vested on the date of grant (April 25, 2016) and 50% upon the occurrence of Qualified Acquisition, as defined in the 2016 Option Award. The 2016 Plan Awards may fully vest within 60 days. The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

(2)
Excludes 2,205,883 shares of common stock underlying Series A Convertible Preferred Stock and 1,575,630 shares of common stock underlying Series B Convertible Preferred Stock. Conversions of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. Mr. Honig’s beneficial ownership reported herein has been reduced by such limitation.

(3)
Includes 91,076 shares of common stock held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power, and 110,470 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power.

(4)
Excludes (i) 154,657 shares of common stock underlying Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power, (ii) 833,334 shares of common stock underlying Series C Convertible Preferred Stock and 333,330 shares of common stock underlying Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power; and (iii) 117,648 shares of common stock underlying Series A Convertible Preferred Stock and 84,034 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC, for which Mr. Honig is a Manager and over which Mr. Honig holds voting and dispositive power. Conversions by any holder of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. Mr. Honig’s beneficial ownership reported herein has been reduced by such limitation.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	110,470 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

110,470 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,470 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.81% (based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO

(1)	Excludes 154,657 shares of common stock underlying Series A Convertible Preferred Stock. Conversions of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	91,076 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

91,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.67% (based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO
(1)

Excludes 833,334 shares of common stock underlying Series C Convertible Preferred Stock and 333,330 shares of common stock underlying Series D Convertible Preferred Stock. Conversions of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO
(1)

Excludes 117,648 shares of common stock underlying Series A Convertible Preferred Stock and 83,034 shares of common stock underlying Series B Convertible Preferred Stock. Conversions of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Majesco Entertainment Company, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4041-T Hadley Road, South Plainfield, NJ 07080.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K and Marlin Capital Investments, LLC (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of Qualified Acquisition, as defined in the 2016 Award.

525,000 shares underlie 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award,” and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, of which 50% vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of Qualified Acquisition, as defined in the 2016 Option Award.

The 2016 Plan Awards may fully vest within 60 days. The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Barry Honig has, and by nature of their affiliation with him the other Reporting Persons may be deemed to have, in the capacity of a director or officer of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer's stock price or trading volume that could result in a corresponding decision by the Reporting Persons to exit, or materially increase or decrease, the Reporting Persons' holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Persons to support a proposal submitted for stockholder approval, in particular, if the Reporting Persons have an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s Board of Directors has been presented with proposals and proposed term sheets and has undertaken due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Persons at any time. Any such event or the adoption of any plan or proposal involving the Reporting Persons and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present board of directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)
Barry Honig beneficially owns, together with all affiliates, an aggregate of 1,659,433 shares of the Issuer’s common stock, or 12.2% of the Issuer’s issued and outstanding shares of common stock (based on 13,583,875 shares outstanding as of April 29, 2016). This beneficial ownership includes:

(i)
1,457,887 shares held directly by Barry Honig, of which 149,998 shares represent the vested portion that is vested or exercisable within 60 days of a restricted stock award (the “2015 Award”) of 400,000 shares of common stock granted to Mr. Honig under the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”), which vests at a rate of 1/24 per month or upon a Qualified Transaction as defined in the 2015 Award; the 2016 Award, which vested 50% on the date of grant (April 25, 2016) and vests 50% upon the consummation of a Qualified Acquisition, as defined in the 2016 Award; and the 2016 Option Award, which vested 50% on the date of grant (April 25, 2016) and vests 50% upon the consummation of a Qualified Acquisition as defined in the 2016 Option Award. The 2016 Plan Awards may fully vest within 60 days. The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

(ii)	91,076 shares of common stock held by GRQ Consultants, Inc. 401K and
(iii)	110,470 shares of common stock held by GRQ Consultants Inc. Roth 401K FBO Barry Honig.

This beneficial ownership excludes:

(i)	2,205,883 shares of common stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of common stock underlying shares of Series B Convertible Preferred Stock;
(ii)	154,657 shares of common stock underlying shares of Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig;
(iii)
833,334 shares of common stock underlying shares of Series C Convertible Preferred Stock and 333,330 shares of common stock underlying shares of Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K.; and

(iv)
117,648 shares of common stock underlying shares of Series A Convertible Preferred Stock and 84,034 shares of common stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC. Mr. Honig is the Trustee of GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO, Barry Honig, and he is the Manager of Marlin Capital Investments, LLC. In such capacities he has voting and dispositive power over the securities held by such entities.

(b)	Barry Honig may be deemed to hold sole voting and dispositive power over 1,659,433 shares of common stock (1) (2) and shared voting and dispositive power over 201,546 shares of common stock (3) (4).

GRQ Consultants, Inc. 401K may be deemed to hold shared voting and dispositive power over 91,076 shares of common stock (5).

GRQ Consultants Inc. Roth 401K FBO Barry Honig may be deemed to hold shared voting and dispositive power over 110,470 shares of common stock (6).

Marlin Capital Investments, LLC may be deemed to hold shared voting and dispositive power over 0 shares of common stock (7).

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the common stock in the past sixty days.

On April 25, 2016, the Issuer’s Board of Directors authorized the issuance of toMr. Honig of a restricted stock grant of 525,000 shares of common stock, in connection with his service as Chief Executive Officer and Chairman of the Issuer’s Board of Directors.

On April 25, 2016, the Issuer’s Board of Directors authorized the issuance to Mr. Honig of a grant of ten-year non-qualified options to purchase 525,000 shares of common stock, in connection with his service as Chief Executive Officer and Chairman of the Issuer’s Board of Directors.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,659,433 shares of common stock reported in Item 5(a).

(e) Not applicable.

(1)
Represents 1,457,887 shares of common stock of the Issuer, of which (i) 149,998 shares represent the portion vested or exercisable within 60 days of a restricted stock award (the “2015 Award”) of 400,000 shares of common stock under the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”) , which vest at a rate of 1/24 per month or upon a Qualified Transaction, as defined in the 2015 Award; (ii) the 2016 Award, of which 50% of such shares vested on the date of grant (April 25, 2016) and 50% upon the occurrence of a Qualified Acquisition, as defined in the 2016 Award; and (iii) the 2016 Option Award awarded on April 25, 2016 under the 2016 Plan, of which 50% vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of a Qualified Acquisition, as defined in the 2016 Option Award. The 2016 Plan Awards may fully vest within 60 days. The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

(2)
Excludes 2,205,883 shares of common stock underlying Series A Convertible Preferred Stock and 1,575,630 shares of common stock underlying Series B Convertible Preferred Stock held by Mr. Honig. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. Mr. Honig’s beneficial ownership reported herein has been reduced by such limitation.

(3)	Includes 91,076 shares of common stock held by GRQ Consultants, Inc. 401K and 110,470 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.
(4)
Excludes (i) 154,657 shares of common stock underlying Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig; (ii) 833,334 shares of common stock underlying Series C Convertible Preferred Stock and 333,330 shares of common stock underlying Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K, and (iii) 117,648 shares of common stock underlying Series A Convertible Preferred Stock and 84,034 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC. Conversions of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation.

(5)
Excludes 833,334 shares of common stock underlying Series C Convertible Preferred Stock and 333,330 shares of common stock underlying Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K. Conversions by any holder of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation Excludes 154,657 shares of common stock underlying Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation

(6)
Excludes 117,648 shares of common stock underlying Series A Convertible Preferred Stock and 83,034 shares of common stock underlying Series B Convertible Preferred Stock. Conversions by any holder of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, greater than 4.99% of the Issuer’s issued and outstanding shares of common stock. The holder’s beneficial ownership reported herein has been reduced by such limitation

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities. Barry Honig and Michael Brauser, a director of the Issuer, are the sole members of Marlin Capital Investments, LLC. As such, such persons maintain shared economic interests in the holdings reported by Marlin Capital Investments, LLC. Barry Honig is Manager of such entity of which Michael Brauser and Barry Honig have shared interests in the securities of the Issuer held.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

*99.1	Joint Filing Agreement among GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K and Marlin Capital Investments, LLC

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2016	/s/ Barry Honig
Barry Honig

Dated: May 4, 2016	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: May 4, 2016	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: May 4, 2016	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Barry Honig
Barry Honig, Manager

EXHIBIT INDEX

Exhibit Number	Description

*99.1	Joint Filing Agreement among GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K and Marlin Capital Investments, LLC

*Previously filed.